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04017201

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SEC FILE NUMBER
8- 49278

ANNUAL AUDI... ...PORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Prime Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

164 Gramercy Place
(No. and Street)

Glen Rock (City) NJ (State) ## (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kiess (201) 612-1004
(Area Code -- Telephone No.)

SEC MAIL RECEIVED JUL 2004 WASHINGTON

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seckendorf Stein & Hasson LLP
(Name -- *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kenneth Kiess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Prime Inc, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 1 day of July 2004

Notary Public

JOHN B. SMYTHE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT 29, 2008

Signature

President.

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECKENDORF STEIN & HASSON LLP
CERTIFIED PUBLIC ACCOUNTANTS

3000 Marcus Avenue, Suite 3W4
Lake Success, NY 11042
(516) 488-8400
Fax: (516) 488-8487
www.sshcpas.com

Bruce S. Seckendorf, CPA
Glenn R. Stein, CPA
David M. Hasson, CPA
Annmarie G. Aiken, CPA

June 30, 2004

NASD
NJ District Office
581 Main Street
Woodbridge, NJ 07095

Attn: Michael Paulsen

Dear Mr. Paulsen:

I have reviewed the differences between the original focus report file and the financial statement prepared by my return as set forth below:

	Original Focus Report	Financial Statement	Differences
Cash and bank accounts	$ 16,488	$ 16,488	$ -
Accounts receivable	59,674	60,510	836
Total assets	76,162	76,998	836
Current payable – IK Corp.	22,055	27,436	(5,381)
Other payable	32,656	32,056	600
Total stockholder equity	21,451	17,506	3,945
Total liability and stockholder	$ 76,162	$ 76,998	$ (836)

The differences above are due to the original focus report failure to fully include $836 of commission income receivable. In addition, an increase in the amount owed to IK Corp. (a related party) for administrative services. The net affect of the stockholders equity reduction of $3,945.

We hope this information will clear up this matter.

Sincerely,

David Hasson CPA
David Hasson